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Exhibit 4.24

Autonomy Systems Ltd
Staff in Confidence

Terms and conditions of employment

        This document sets forth the terms of employment between you, Sushovan Hussain, and Autonomy Systems Ltd (the "Company"). In signing this contract you acknowledge that you have read and agree to the terms set out below.

1.    Job Title & Role

        Your job title will be Finance Director (Europe), and as such you will have general responsibility for the financial affairs of the Company throughout the UK and Europe. You will perform such duties as may from time to time be assigned to you under the authority of the Board of Directors. You will be based at the office in Cambridge, however, you will be expected to undertake travel within Europe or elsewhere overseas as the Company deems necessary for the effective performance of your duties.

2.    Commencement

        Your employment and your period of continuous employment for the purposes of the Employment Rights Act 1996 commenced on 27 June 2001.

3.    Remuneration

Salary

        Your basic salary is £100,000 per annum to be reviewed annually at the complete discretion of the Company. This salary will be paid monthly in arrears into a nominated bank account.

Grant of Stock Options

        Subject to the approval of the Board of Directors of Autonomy Corporation plc, you shall be granted 50,000 Autonomy Corporation share options. Of these, one quarter shall vest after 12 months employment, and the remaining three quarters shall vest in equal quarterly instalments over the following 36 months. These options will be granted in accordance with the Autonomy Corporation Share Option Scheme and have an exercise price equal to the fair market value on the date hereof.

Pensions & Health Cover

        There are no pension provisions or health insurance arrangements relating to your employment. You will be contracted into the State pension scheme.

4.    Expenses

        The Company will reimburse you such travelling (other than between home and your usual place of work), hotel, entertainment and other out-of-pocket expenses as you reasonably and properly incur during the course of your work with the Company's consent upon your submitting to the Company satisfactory information and evidence of the same. The Company's expenses protocol contains further details of its policy on expenses, which will be supplied upon request.

5.    Hours of work; Exclusive Employment

(a)
Your normal working week will consist of 37.5 hours from 0930 hours to 1800 hours Monday to Friday with a one hour lunch break. However, you agree to work such additional hours as may be necessary for the proper and efficient performance of your duties without additional remuneration. You agree that the limit on average weekly working time set out in paragraph 4(1) of the Working Time Regulations 1998 will not apply to you, although you may withdraw your consent on giving the Company 3 months prior written notice.

(b)
During working hours you are expected to work exclusively for the Company. Outside working hours you may not undertake any secondary employment or occupation without the consent of your supervisor, such consent not to be unreasonably withheld or delayed. This is to ensure that any outside work does not interfere with the efficient performance of your duties or give rise to a conflict of interest. Any consent given by the Company may be withdrawn if the Company subsequently finds that in fact your secondary employment or occupation is interfering with the efficient performance of your duties or gives rise to a conflict of interest. The Company may then require you to cease such employment or occupation.

6.    Holidays

(a)
In addition to normal public holidays, you are entitled to 23 days of paid holiday in each calendar year of service, or pro rata for incomplete years. Up to 5 days unused holidays may be carried over to following years at the discretion of the Company.

(b)
Salary may be deducted for any holiday taken in excess of your entitlement. The times at which you take your holiday are to be agreed jointly with your manager. Up to 3 days of your entitlement are reserved to be allocated by the Company in order to provide an extended Christmas shutdown.

(c)
On the termination of your employment with the Company, the Company may at its discretion:

(i)
require you to take, during your notice period, any holiday entitlement which will have accrued to you by the date of termination of your employment, which you have not yet taken; or

(ii)
pay you in lieu of accrued but untaken holiday.

7.    Termination of Employment

(a)
During the first six months of your employment, your employment may be terminated by either you or the Company giving the other three months notice in writing. Following the first six months of your employment in good standing, your employment may be terminated by either you or the Company giving the other six months notice in writing.

(b)
Your employment may also be terminated by the Company without notice or payment in lieu of notice, in the event of gross misconduct, examples of which are provided in the Company's disciplinary rules, or if you commit a material breach of the terms of this contract such as breach of confidentiality, discipline or security. The disciplinary rules do not form part of this contract and may be amended by the Company from time to time.

(c)
The Company shall be entitled to terminate your employment summarily on making you a payment of your basic salary (less tax and other statutory deductions) in lieu of notice.

(d)
The Company shall be under no obligation to provide you with work during any period of notice to terminate your employment, whether given by the Company or by you. During such period the Company may suspend you from employment, require you to cease carrying out your duties or having any dealings with the Company's employees, suppliers, agents, or customers and may exclude you from any premises of the company. You will continue to receive your salary and all contractual benefits provided by your employment.

8.    Absence

        When you are unable to attend work for any reason, your manager should be informed as soon as possible, and in any event, no later than 9.30 am on the day of absence.

9.    Medical & Sickness

(a)
During periods of absence from work due to sickness or injury you will be entitled to receive Statutory Sick Pay ("SSP") at the appropriate rate, subject to any statutory exceptions which may apply to you. Any payment of salary additional to SSP will be entirely at the discretion of the Company.

(b)
The Rules relating to payment of SSP have been laid down by the DHSS and may be summarised as follows:

(i)
No SSP is payable for the first three days of a period of incapacity for work, unless these are linked to a previous period of incapacity as set out at (iii) below. These first three days are referred to as "waiting days".

(ii)
Provided the certification set out at paragraph 10(c) below is supplied by you, SSP will be payable for all qualifying days in a period of incapacity for work up to a maximum of 140 days. Qualifying days are of the week on which you are required to be available for work within the terms of your contract.

(iii)
If two periods of incapacity for work are linked by 56 days or less and provided you have completed three waiting days in the first period of incapacity, these will count as waiting days for the purpose of the second period and the first day of absence in the second period will qualify for payment of SSP.

(c)
Payment of SSP (or any other payment during sickness) is conditional upon your notifying the Company of your incapacity for work by midday on the first day of your absence and upon certifying your absence as follows:

(i)
For absences of up to 7 successive calendar days inclusive you must on your to work complete and sign the Sickness Declaration form, copies of which you may obtain from your immediate supervisor;

(ii)
For absences of 8 successive calendar days or more you must supply a medical certificate signed by a Doctor and keep the Company regularly informed about your expected date of return to work.

(d)
The Company may from time to time require you to be examined by a medical advisor nominated by the Company, and you consent to the medical advisor disclosing the results of the examination to the Company.

10.  Safety and Security

        You will be expected to comply with such safety and security procedures which the Company may from time to time issue to meet, or improve upon, any legal obligations applicable to its operation. You will be expected to take all reasonable precautions to ensure your own safety and that of others, directly or indirectly likely to be affected by your actions.

11.  Discipline and Grievance Procedures

        Copies of the Company's disciplinary and grievance policies are located in the Company's main offices in Cambridge. The policies do not have contractual force and may be varied from time to time.

12.  Confidential Information

(a)
You agree that during your employment and at any time thereafter, you will not without the prior written authorisation of the Company make use of or disclose directly or indirectly to any third party or parties or make use of any of the trade secrets or other any confidential information of the Company or any other information concerning the business of the Company, which you may have received or obtained in confidence while in the service of the Company. You will likewise use your best endeavours to prevent the unauthorised publication or disclosure or any such trade secrets or confidential information.

(b)
You also agree that you will not use (save as in the proper course of your employment or as required by law) any information or knowledge which you acquire in relation to the businesses of the Company or its customers for your own or other purposes except where such information or knowledge is or becomes in the public domain other than through your own breach of confidentiality or is ordered to be disclosed by a Court of competent jurisdiction or otherwise required to be disclosed by law. Nothing in this clause will prevent you making a "protected disclosure" within the meaning of the Public Interest Disclosure Act 1998.

(c)
For the purposes of this Agreement confidential information shall include, but shall not be limited to the Company's marketing and business plans and budgets and other confidential financial data such as management accounts and bank details; details of salaries, bonuses, commissions and other employment terms applicable within the Company; the names and addresses of customers and potential customers with whom the Company is in negotiations to supply its services, including customer lists in whatever medium this information is stored and details of contacts at those customers; the terms and rates on which the Company trades with its customers and suppliers; and information which the Company is bound by an obligation of confidence owed to a third party.

(d)
You further agree that all data, drawings, specifications or other documents, notes or media supplied to you by the Company, or prepared by you in the course of your employment and all rights therein, belong to the Company and will be returned promptly on request or on termination of your employment, together with all copies of such data, drawings, specifications, other documents, notes or media that you may have in your possession.

13.  Post Termination Covenants

        You agree that during your employment with the Company or within 6 months of its termination howsoever arising, you shall not without the written consent of the Company (such consent only to be withheld so far as may be reasonably necessary to protect the interests of the Company), either alone or jointly with, or on behalf of any other person, firm, company, business or other organisation which competes with the business of the Company:

  (i)
  carry on or be concerned or engaged or interested in any business anywhere which competes with the business of the Company with which you were involved at any time or times during the period of 2 years prior to the date of termination; or

  (ii)
  directly or indirectly provide services or offer to provide services of a type which compete with those provided by the Company to any of the Company's customers, with whom you had business dealings or about whom you were privy to confidential information during the last 12 months of your employment.

  (iii)
  directly or indirectly, solicit or endeavour to entice away from the Company any of its directors, marketing managers, senior sales staff or any other senior staff or any of their consultants, who are employed or engaged by the Company at the date your employment is terminated (or at any time in the six months prior thereto if they have left due to solicitation on your part) and with whom you had contact during the last 12 months of your employment; or

  (iv)
  solicit or endeavour to entice away from the Company any of its clients, suppliers, customers, distributors or agents with whom you were concerned or dealt with during the last 12 months of your employment.

14.  Inventions

        Subject to the provisions of the Patents Act 1977 (as amended from time to time), you agree that all inventions, improvements and other intellectual property rights (including, without limit, data base rights, copyrights, trade marks and domain names) (the "Works") which in the course of your employment under this contract you produce, develop, create or invent, alone or in conjunction with others, relating to the products or business area of the Company or any associated company, shall be the exclusive property of the Company, and you will promptly disclose the same to your manager but otherwise keep the same strictly confidential. You hereby assign to the Company all rights, title and interest you may have in the Works. You further agree that the copyright in any Work shall belong to the Company. You further agree that you will execute all papers and documents as requested by the Company to apply for registration, letters patent or other protection for the Works in the Company's name and to vest title to such intellectual property rights in the Works to the Company, at the Company's expense. To the fullest extent permitted by law, you hereby irrevocably waive all moral rights (and any rights of a similar nature anywhere in the world) in any of the Works."

15.  Other Interests

        You confirm that you do not have, and will not have without the prior consent of the Company, any third-party obligations which would conflict with, or be prejudicial to, the interests of the Company.

16.  General

(a)
You have agreed with the Company that the restrictions in the above Clauses are no greater than is reasonable and necessary for the protection of the interest of the Company and associated companies in its or their property and assets but should any restriction be held void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

(b)
This document supersedes and is in substitution for any subsisting agreements between the Company and you relating to your employment. All such subsisting agreements are terminated by mutual consent with effect from the date of commencement of your employment.

(c)
There are no collective Agreements which directly affect your terms and conditions of employment.

(d)
This contract of employment the includes the particulars of employment required by the Employment Rights Act 1996.

(e)
The Company reserves the right to make reasonable changes to your terms of employment on prior notice, where it considers these changes are necessary to comply with changes in the law or where they are in the Company's commercial interests.

(f)
This agreement is governed by English law and subject to the non-exclusive jurisdiction of the English Courts.

SIGNED:
for	AUTONOMY SYSTEMS LIMITED.
SIGNED:
DATE:

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  Exhibit 4.24
Autonomy Systems Ltd Staff in Confidence
Terms and conditions of employment